HCA Holdings, Inc. (HCA)
Voluntary submission by John Chevedden, P.O. Box 2673, Redondo Beach, California 90278
Shareholder, HCA Holdings, Inc.
Shareholder Alert
Proposal 4 is the most important item on the ballot!

It is time to tell Ann Lamont, who chairs the Corporate Governance Committee, to get serious about passing proposal 4  – the most important item on the ballot:

Proposal No.  4
Approval of Amendments to the Amended and Restated Certificate of Incorporation of HCA Healthcare, Inc. to Eliminate the Supermajority Voting Requirements

Proposal 4 is the most important item on the ballot because it is the only management item on the ballot that might not obtain the necessary votes.
Due to the antiquated corporate governance of HCA Holdings Proposal 4 needs 75% of the vote from every last forgotten share of HCA stock in the attic.
A share that is not voted is the same as a share that votes Against. Proposal No. 4 began as a shareholder proposal which raises the question of why didn’t the Board of Directors think of it first.

Ms. Lamont needs a wake-up call. What is the excuse for HCA to obtain a failed vote on another Board of Directors proposal in 2017 (that began as a shareholder proposal). The 2017 proposal also needed a 75% vote and was a near-miss with a 72% approval vote.
One can be almost sure that if an executive pay proposal was about to fail by such a narrow margin that somehow the deficit would be eliminated.

It would be egg-on-the-face of the Board of Directors and Ms. Lamont if HCA would stand in front of shareholders at the April 26, 2019 annual meeting and announce another failure when a 75% approval vote is needed.

Apparently Ms. Lamont can be contacted through:
Mark Kimbrough
Vice President Investor Relations
Phone: (615) 344-2688
Fax: (615) 344-2266
Mark.Kimbrough@hcahealthcare.com

If Against votes are cast in regard to Ms. Lamont then perhaps she will feel incentivized to avoid another failure.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.
Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote for Proposal 4  by following the instructions provided in the management proxy mailing.